UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated June 7, 2018 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	June 7, 2018

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

DEMAND FOR NEW MODELS DRIVES MAY SALES GROWTH

	May 2018	Change year-on-year	Jan-May 2018	Change year-on-year

Jaguar Land Rover	48,281	6.1%	266,170	0.3%
Jaguar	14,507	6.6%	77,727	(2.7)%
Land Rover	33,774	6.0%	188,443	1.6%

 Whitley, UK, 7 June, 2018 - Jaguar Land Rover today reported total retail sales of 48,281 vehicles in May 2018, up 6.1% year on year. The sales growth was primarily driven by the introduction of new models including the Range Rover Velar, the Jaguar E-PACE and the new Land Rover Discovery.

Retail sales for May were up significantly year-on-year in Overseas markets (24.0%), in the UK (20.9%) and in North America (16.7%) but down in Europe (8.7%) and in China (8.1%) as import duty reduction is resulting in deferred purchases in advance of the 1 July effective date.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

"Strong demand for Land Rover vehicles drove our performance in May particularly in the US and UK. The new, award winning Range Rover Velar was an important contributor. Also our latest Range Rover and Range Rover Sport models, including plug-in hybrid options, have been performing particularly well in key markets.

"For Jaguar we've had very positive customer response and industry reviews about the innovative Jaguar I-PACE, our first battery electric vehicle. With deliveries starting this summer we expect demand to be strong. Sales for the Jaguar E-PACE also continue to ramp up and we look forward to retails of this exciting sporty compact SUV beginning in China in August.

"China is a key market for us and we welcome the reduction in import tariffs announced in May. Although there has been an initial drop in sales as customers weigh up what it means for them, all indications are that this will be temporary and the move mid-term will further strengthen demand."

Jaguar retail sales were 14,507 vehicles in May, up 6.6% on April last year, thanks to the introduction of the E-PACE, partially offset by lower sales of F-PACE and other models.

Land Rover retailed 33,774 vehicles in May, up 6.0% year on year led by the introduction of Velar and the new Discovery, partially offset by lower sales of Evoque and Discovery Sport. Sales of the refreshed Range Rover and Range Rover Sport (including PHEVs) are still ramping up.

Jaguar Land Rover total retail sales for the calendar year to date were 266,170, up 0.3% year-on-year as the introduction of new models were offset by lower sales of more established models.

ENDS.

About Jaguar Land Rover

Jaguar Land Rover is the UK's largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world's leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world's premier luxury sports saloon and sports car marques.

We employ more than 43,000 people globally and support around 240,000 more through our dealerships, suppliers and local businesses. Manufacturing is centred in the UK, with additional plants in China, Brazil, Austria and Slovakia.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2017 Jaguar Land Rover sold 621,109 vehicles in 130 countries, with more than 80 per cent of our vehicles being sold abroad.

Our innovation is continuous: we will spend in the region of £4.5 billion this year on new product creation and capital expenditure.

From 2020 all new Jaguar Land Rover vehicles will be electrified, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer ultra-clean petrol and diesel engines.

For more information, please visit www.newsroom.jaguarlandrover.com or contact:

Natasha Kaur; M: +44 (0) 7469 021100; E: nkaur6@jaquarlandrover.com

Joan Chesney; M: +44(0) 7467 448229; E: jchesney@jaguarlandrover.com

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.